Exhibit 21.1

SUBSIDIARIES OF SUMTOTAL SYSTEMS, INC.

Subsidiary	State/Country of Incorporation

Wholly Owned

SumTotal Systems ANZ Pty. Ltd.	Australia
SumTotal Systems Canada, Ltd.	Canada
SumTotal Systems France SAS	France
SumTotal Systems GmbH	Germany
SumTotal Systems India Private Limited	India
SumTotal Systems Japan	Japan
SumTotal Systems Limited	Hong Kong
SumTotal Systems Netherlands BV	The Netherlands
SumTotal Systems U.K. Ltd.	United Kingdom
Pathlore Software Limited	United Kingdom
Pathlore Software Pty., Ltd.	Australia
Pathlore Limited	New Zealand

Inactive Subsidiaries

Aimtech Corporation	Delaware
Asymetrix GmbH	Germany
Asymetrix SARL	France
Click2learn Limited	United Kingdom
Communication Strategies, Inc.	Texas
Docent International Corporation	Delaware
IntelliPrep Technologies, Incorporated.	Delaware
Meliora Systems, Inc.	New York
Pathlore Cupertino, Inc.	California
Pathlore Software S.r.l.	Italy
DKSystems Incorporated	Illinois